Exhibit (d)(57)

AMENDMENT TO THE INVESTMENT MANAGEMENT AGREEMENT
FOR THE TIAA-CREF INTERNATIONAL OPPORTUNITIES FUND

AMENDMENT, dated April 10, 2013, to the Investment Management Agreement (the “Agreement”), as amended, by and between TIAA-CREF Funds (the “Trust”) and Teachers Advisors, Inc. (“Advisors”).

WHEREAS, the Trust has established an additional series, the International Opportunities (the “Fund”), for which Trust would like Advisors to serve as investment manager pursuant to the terms of the Agreement between the Trust and Advisors, whereby Advisors provides investment management services to series of the Trust for a fee;

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and Advisors hereby agree to amend the Agreement as follows:

1.	The following Fund shall be subject to the terms and provisions of the Agreement:

International Opportunities Fund

2.	The following shall be added to Appendix A of the Agreement:

International Opportunities Fund

Assets Under Management (Billions)	Fee Rate (average daily net assets)
$0.0-$1.0	0.60.%
Over $1.0—$2.5	0.58%
Over $2.5-$4.0	0.56%
Over $4.0	0.54%

IN WITNESS WHEREOF, the Trust and Advisors have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF FUNDS

By:
Title:

TEACHERS ADVISORS, INC.

By:
Title:

SCHEDULE A

New Fund

Fund	Institutional Class	Retail Class	Retirement Class	Premier Class
International Opportunities Fund	$17,000,000	$1,000,000	$1,000,000	$1,000,000